ABC FinTech LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020, & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ABC FinTech LLC,

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020, & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 20, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	3,823	385
Accounts Receivable	2,877	-
ABC Tokens	4,505	-
Total Current Assets	11,206	385
Non-current Assets		
Intangible Assets: Website & Platform, net of Accumulated Depreciation	52,410	-
Total Non-Current Assets	52,410	-
TOTAL ASSETS	63,616	385
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	13,064	-
Loans Payable - Related Party	48,652	15,485
Total Current Liabilities	61,716	15,485
Long-term Liabilities		
Loans Payable - Related Party	113,070	-
Total Long-Term Liabilities	113,070	-
TOTAL LIABILITIES	174,786	15,485
EQUITY		
Member Capital	(111,171)	(15,100)
Total Equity	(111,171)	(15,100)
TOTAL LIABILITIES AND EQUITY	63,616	385

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	17,508	-
Cost of Revenue	-	-
Gross Profit	17,508	-
Operating Expenses		
Advertising and Marketing	9,162	-
General and Administrative	90,190	15,485
Rent and Lease	3,600	-
Depreciation	10,484	-
Total Operating Expenses	113,436	15,485
Operating Income (loss)	(95,927)	(15,485)
Other Income		
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	137	-
Total Other Expense	137	-
Provision for Income Tax	-	-
Net Income (loss)	(96,065)	(15,485)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(96,065)	(15,485)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	10,484	-
Accounts Payable	13,064	-
Loans Payable - Related Party	48,652	-
Accrued Interest	(6)	-
Accounts Receivable	(2,877)	-
ABC Tokens	(4,505)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	64,812	-
Net Cash provided by (used in) Operating Activities	(31,252)	(15,485)
INVESTING ACTIVITIES		
Website	(62,894)	-
Net Cash provided by (used by) Investing Activities	(62,894)	-
FINANCING ACTIVITIES		
Loans Payable - Related Party	97,585	15,485
Member Contributions	-	385
Net Cash provided by (used in) Financing Activities	97,585	15,870
Cash at the beginning of period	385	-
Net Cash increase (decrease) for period	3,438	385
Cash at end of period	3,823	385

Statement of Changes in Member Equity

	Class A Units		Class B Units			
	# of Units	$ Amount	# of Units	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 8/3/20 (Inception)	-	-	-	-	-	-
Capital Contributions	5,000	5	380,000	380	-	385
Net Income (Loss)	-	-	-	-	(15,485)	(15,485)
Ending Balance 12/31/2020	5,000	5	380,000	380	(15,485)	(15,100)
Capital Contributions	-	-	-	-	-	-
Misc Adjustment	-	-	-	-	(6)	(6)
Net Income (Loss)	-	-	-	-	(96,065)	(96,065)
Ending Balance 12/31/2021	5,000	5	380,000	380	(111,556)	(111,171)

ABC FinTech LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

ABC FinTech LLC ("the Company") was formed in Delaware on August 3rd, 2020, with the intention that it would be the operating company for the ABC Platform. The ABC Platform is being developed to fractionalize commercial real estate assets using blockchain technology and deliver this fractional interest to investors in the form of Asset-Based Cryptocurrency (Security Tokens). Our security tokens, ABC Tokens, represent a fractional interest in a diversified commercial real estate portfolio. ABC provides investors the opportunity to invest in quality commercial real estate for a fraction of what has traditionally been the threshold to participate in commercial real estate investments. In addition, when the ABC Tokens are listed on one or more of the token exchanges, the investors will have unprecedented liquidity in an asset class known to be illiquid. In February 2021, a real estate holding company was formed, ABC Tokens Series LLC, which is a Delaware Series LLC. ABC Tokens Series LLC is only a real estate holding company. ABC FinTech LLC is where the tech stack is being built, all the marketing, regulatory, and compliance takes place, where the employees work, the platform management occurs, all the accounting takes place, customer relations, the sale of the ABC Tokens, etc. In short, anything and everything to make the platform function. The commercial real estate backs the value of the cryptocurrency, and this gives it an element of security and stability that has been lacking in the cryptocurrency space. The company intends to develop the ABC Token into a global currency. The ABC companies are headquartered in Chicago, IL.

The Company will continue a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is to manage and maintain the ABC Platform. ABC FinTech LLC receives a management services fee from ABC Tokens Series LLC to offset a portion of the cost to operate the platform. The revenue is recognized on a monthly basis and the fee is based on the value of the assets of ABC Tokens Series, LLC. As ABC FinTech sells tokens for ABC Tokens Series, LLC, and raises capital for deployment into real estate, they pay ABC FinTech LLC five tokens for every one hundred sold which also helps to offset a part of the cost of operating the platform. This token revenue is also recognized on a monthly basis based on the number of ABC Tokens sold each month.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Website	6	62,894	10,484		52,410
Grand Total	**-**	**62,894**	**10,484**		**52,410**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

In 2021, the Company issued membership interests subject to 3–4-year vesting to its contractors. A summary of these issuances is below.

Unit Class	Amount Granted
A	105
B	22,995

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2020, two of the Company's co-founders incurred expenses of $15,485 on the Company's behalf for the purposes of funding operations. In December 2020, this total amount was reclassified into two loans bearing Federal AFR interest rates which are published monthly. These loans are due upon demand and are not secured. The total ending balance of these loans was $48,652 as of December 31, 2021.

Throughout 2021, two of the Company's co-founders incurred expenses of $117,352 on the Company's behalf for the purposes of funding operations. In December 2021, this total amount was reclassified into two loans bearing Federal AFR interest rates which are published monthly. These loans are due upon demand and are not secured. The total ending balance of these loans was $113,070 as of December 31, 2021.

Throughout 2021, a child company, ABC Token Series, LLC, of the ABC FinTech, LLC incurred expenses of $48,631 on the Company's behalf for the purposes of funding operations. In December 2021, this total amount was reclassified into a loan bearing Federal AFR interest rates which are published monthly. The loan is due upon demand and is not secured. The total ending balance of these loans was $48,631 as of December 31, 2021.

In 2021, a senior manager at the Company elected to have a portion of their compensation be paid in ABC Tokens. The tokens are deferred until the end of a 2-year lock-up period. The amount deferred is $13,064.48 in ABC Tokens.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3 – Related Party Transactions" for further information.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	161,722
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC with multiple classes of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

The Company authorized 5,500 Class A Units for $0.001 per unit. 5,000 units were issued and outstanding as of December 31, 2021.

The Company authorized 544,500 Class B Units for $0.001 per unit. 380,000 units were issued and outstanding as of December 31, 2021.

Class A Members have maximal rights applicable under law including rights to distributions and a right to vote on company matters. Class B Members carry identical rights to Class A Members except for the right to vote on any matters whatsoever.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 20, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.